[redacted]

08027173

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 29 2008

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22522

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cowen and Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Avenue of the Americas
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James R. Simmons 646-562-1803
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – of individual, state last, first, middle name)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
E MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/6

AB 3/21

OATH OR AFFIRMATION

I, Thomas K. Conner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Cowen and Company, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES R. SIMMONS
Notary Public, State of New York
No. 4771240
Certified in Nassau County
Commission Expires

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital Under Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Statement of Financial Condition

Cowen and Company, LLC

Year ended December 31, 2007
with Report of Independent Registered Public Accounting Firm

Cowen and Company, LLC

Consolidated Statement of Financial Condition

December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of
Cowen and Company, LLC

We have audited the accompanying consolidated statement of financial condition of Cowen and Company, LLC (the Company) as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Cowen and Company, LLC at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2008

Cowen and Company, LLC

Consolidated Statement of Financial Condition

December 31, 2007

(In thousands)

Assets	
Cash and cash equivalents	$ 123,157
Restricted cash pursuant to escrow agreement	23,515
Securities owned, at fair value	25,613
Receivable from brokers, dealers and clearing brokers	48,782
Corporate finance and syndicate receivables	12,006
Due from related parties	3,140
Exchange memberships, at cost (fair value $961)	486
Furniture, fixtures, equipment and leasehold improvements (net of accumulated depreciation and amortization of $8,384)	9,644
Taxes receivable	8,258
Deferred tax assets	8,308
Goodwill	50,000
Other assets	13,789
Total assets	$ 326,698
Liabilities and member's equity	
Liabilities:	
Bank overdrafts	$ 1,719
Securities sold, not yet purchased, at fair value	25,639
Payable to brokers, dealers and clearing brokers	330
Employee compensation and benefits payable	69,753
Legal reserves and legal expenses payable	25,081
Accounts payable, accrued expenses and other liabilities	11,150
Total liabilities	133,672
Member's equity	193,026
Total liabilities and member's equity	$ 326,698

The accompanying notes are an integral part of this Consolidated Statement of Financial Condition.

Cowen and Company, LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2007

1. Organization

Cowen and Company, LLC (the "Company" or "Cowen"), a Delaware single member limited liability corporation, is the U.S. broker dealer wholly-owned subsidiary of Cowen Group, Inc. ("CGI"). The Company is a full-service investment banking and securities brokerage firm focused on the emerging growth sectors of healthcare, technology, alternative energy, consumer, aerospace & defense, and media & communications.

CGI was incorporated in Delaware on February 15, 2006 with the issuance of 100 shares of common stock with a par value of $0.01. CGI completed an initial public offering ("IPO") of its common stock on July 12, 2006. Prior to July 12, 2006, CGI was a wholly-owned subsidiary of SG Americas Securities Holdings, Inc. ("SGASH"), a wholly-owned subsidiary of Société Générale ("SG").

Concurrent with CGI's IPO, the Board of Directors of CGI approved a return of capital distribution to SGASH which left CGI with initial stockholders' equity of $207.0 million at July 12, 2006. In connection with the IPO, the Company distributed cash of $180.3 million to SGASH pursuant to this authorization. Under the terms of the Separation Agreement, the amount of this distribution is subject to adjustment based on final review of the Company's separation from SG. The Company has accrued approximately $2.1 million as a capital withdrawal payable to SG related to this final review.

The Company clears its securities transactions on a fully disclosed basis and does not carry customer funds or securities. The Company is a registered broker dealer in securities under the Securities Exchange Act of 1934 and a member of the NYSE and other principal exchanges.

In 2007, the Company funded an open-ended investment company ("OEIC") with $6 million. The OEIC, Cowen Funds P.L.C. ("Cowen Funds"), is incorporated with limited liability in Ireland and established as an undertaking for collective investment in transferable securities ("UCITS"). A UCITS is a public limited company that manages funds among countries within the European Union. The funds can be marketed within all countries that are a part of the European Union, as long as the fund and fund managers are registered within the domestic country. Cowen Funds is an umbrella fund with segregated liability between sub-funds. At December 31, 2007 Cowen Funds has been consolidated into the financial statements of the Company as a variable interest entity.

2. Summary of Significant Accounting Policies

Cash Equivalents

The Company considers cash equivalents as highly liquid investments with original maturities of three months or less at the date of purchase.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions, commission income and related brokerage and clearing expenses are recorded on a trade date basis.

Valuation of Financial Instruments

Substantially all of the Company's financial instruments are recorded at fair value or contract amounts that approximate fair value. The fair value of a financial instrument is the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Securities owned and securities sold, not yet purchased and derivative financial instruments are stated at fair value. Financial instruments carried at contract amounts include receivable from brokers, dealers and clearing brokers, payable to brokers, dealers and clearing brokers, and corporate finance and syndicate receivables.

Fair value is generally based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or are non-marketable securities and, therefore, do not have readily determinable fair values, the Company estimates the fair value of these instruments using available information that management deems most relevant and various pricing models. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of financial instruments.

2. Summary of Significant Accounting Policies (continued)

Investment Banking Revenues

Investment banking revenue includes underwriting fees earned through the Company's participation in public offerings of equity securities. The Company acts as an underwriter and earns revenue including management fees, selling concessions and underwriting fees. Fee revenue relating to underwriting commitments is recorded when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined. This generally is the point at which all of the following have occurred: (i) the issuer's registration statement has become effective with the SEC, or the other offering documents are finalized, (ii) the Company has made a firm commitment for the purchase of shares from the issuer, and (iii) the Company has been informed of the number of shares that it has been allotted.

As co-manager for registered equity underwriting transactions, management must estimate the Company's share of transaction related expenses incurred by the lead manager in order to recognize revenue. Transaction related expenses are deducted from the underwriting fee and therefore reduce the revenue the Company recognizes as co-manager. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically within 90 days following the closing of the transaction.

Private placement fees which include warrants received in certain transactions, strategic advisory fees and financial advisory fees, are recorded when the services for the transactions are completed under the terms of each assignment or engagement and collection is reasonably assured. Expenses associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded.

Commissions

Commission revenue includes fees from executing client transactions in listed securities. These fees are recognized on a trade date basis. The Company permits institutional customers to allocate a portion of their gross commissions to pay for research products and other services provided by third parties. The amounts allocated for those purposes are commonly referred to as soft dollar arrangements. Commissions on soft dollar brokerage are recorded net of the related expenditures on an accrual basis.

2. Summary of Significant Accounting Policies (continued)

Principal Transactions

Principal transactions revenue includes net trading gains and losses from the Company's market-making activities from the commitment of capital to facilitate customer trades for listed stocks and from proprietary trading activities. In certain cases, the Company provides liquidity to clients buying or selling blocks of shares without previously identifying the other side of the trade at execution, which subjects the Company to market risk. These positions are typically held for a very short duration.

The Company's securities and derivative financial instruments are recorded at fair value.

Goodwill

Goodwill represents the excess of the purchase price of a business acquisition over the fair value of the net assets acquired. In accordance with Statement of Financial Accounting Standard ("SFAS") No. 142, *Goodwill and Other Intangible Assets* ("FAS 142"), goodwill is not amortized; instead these assets are evaluated at least annually for impairment.

The Company monitors goodwill annually or more frequently if events or circumstances indicate a possible impairment. A two-step test is used to determine whether goodwill is impaired. The first step is to compare the carrying value of the Company with the fair value of the Company. If the carrying value of the Company exceeds the fair value of the Company, the second step is applied. The second step is to compare the carrying amount of the goodwill with the implied fair value of the goodwill. If the carrying amount of the goodwill exceeds the implied fair value of the goodwill, goodwill impairment is recognized. Fair value is based on considerations of projected cash flows, revenue multiples of comparable exchange listed corporations, and the stock trading price of CGI.

Goodwill impairment tests are subject to significant judgment in determining the estimation of future cash flows, discount rates and other assumptions. Changes in these estimates and assumptions could have a significant impact on the fair value and any resulting impairment of goodwill.

2. Summary of Significant Accounting Policies (continued)

Exchange Memberships

Exchange memberships representing both ownership interest and the right to conduct business on the exchange are accounted for at cost. The Company evaluates exchange memberships for other-than-temporary impairment annually or more frequently if events or circumstances indicate a possible impairment.

Furniture, Fixtures, Equipment, and Leasehold Improvements

Furniture, fixtures, equipment and computer software and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation on furniture, fixtures and equipment is provided on the straight-line method over the estimated useful lives of the assets which range from three to five years. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the lease.

Foreign Currency

The Company's assets and liabilities denominated in foreign currencies are translated at the rate of exchange prevailing at the close of business at the Consolidated Statement of Financial Condition date.

Income Taxes

For U.S. federal, state, and local tax purposes, the Company is a single member limited liability corporation that has elected to be disregarded for income tax purposes. However, for financial accounting purposes, the Company recognizes taxes based on its allocated share of tax from its member, as if it operated on a stand-alone basis, consistent with the liability method prescribed by SFAS No. 109, *Accounting for Income Taxes*. Under the liability method, deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under applicable tax laws and rates. A valuation allowance is provided for deferred tax assets when it is more likely than not that the benefits of net deductible temporary differences and net operating loss carry forwards will not be realized.

2. Summary of Significant Accounting Policies (continued)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and Cowen Funds and any other entities in which the Company has a controlling financial interest. All intercompany accounts and transactions have been eliminated in consolidation. The Company determines whether it has a controlling financial interest by first evaluating whether the entity is a voting interest entity or a variable interest entity.

Voting interest entities are those in which the total equity investment at risk is sufficient to enable the entity to finance its activities independently. Voting interest entities provide equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. Voting interest entities are consolidated in accordance with Accounting Research Bulletin No. 51, *Consolidated Financial Statements* ("ARB 51"). ARB 51 provides that ownership of a majority voting interest is a condition for a controlling financial interest in an entity.

According to FASB Interpretation No. 46R, *Consolidation of Variable Interest Entities* ("FIN 46R"), variable interest entities ("VIEs") lack one or more of the characteristics of a voting interest entity as described above. FIN 46R provides that a controlling financial interest in an entity is present when an entity has one or more variable interests that are expected to absorb a majority of the entity's expected losses, receive a majority of the entity's residual returns, or both. The entity that is determined to be the primary beneficiary holds the controlling financial interest and is required to consolidate the VIE. Accordingly, the Company consolidates VIEs in which the Company is deemed to be the primary beneficiary.

When the Company does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies, the Company accounts for its investment in accordance with the equity method of accounting prescribed by Accounting Principles Board Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock*. This generally applies to cases in which the Company owns a voting or economic interest of between 20 and 50 percent.

If the Company does not have a controlling financial interest in or exert significant influence over an entity, the Company accounts for its investment at fair value.

2. Summary of Significant Accounting Policies (continued)

In addition to the situations described above, the Company evaluates partnerships, limited liability companies and similar entities that are not VIEs under FIN 46R according to the provisions of EITF 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights* ("EITF 04-5"). The Company consolidates any such entities over which the Company, as general partner or managing member, has the presumption of control according to EITF 04-5.

Stock-Based Compensation

Stock-based awards related to the Company's equity grants under CGI's equity and incentive compensation plans are accounted for according to the provisions of SFAS No. 123(R), *Share-Based Payment* ("SFAS 123R"). See Note 7, "401(k) Savings Plan, Deferred Compensation, and Stock Compensation" for a description of these awards.

The Company adopted SFAS 123R effective January 1, 2006. Upon adoption of SFAS 123R, the modified prospective transition method was used. This method requires measurement of compensation cost for all stock-based awards at fair value on the date of grant and recognition of compensation over the service period for awards expected to vest.

Accounting Developments

In June 2006, the FASB issued Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN No. 48 in 2007. The adoption of FIN 48 did not have a significant impact on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. This statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The provisions of this statement should be applied prospectively as

2. Summary of Significant Accounting Policies (continued)

of the beginning of the fiscal year in which this statement is initially applied, except in some circumstances where the statement shall be applied retrospectively. The Company is currently evaluating the impact of adopting FAS 157 and does not expect it to have a material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("FAS 159"). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. FAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. One objective of FAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring certain assets and liabilities differently without having to apply complex hedge accounting provisions. Under FAS 159, unrealized gains and losses on items for which the fair value option has been elected are required to be reported in earnings. FAS 159 is effective for the Company beginning on January 1, 2008. The Company has evaluated the impact of adopting FAS 159 and does not expect it will have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, ("FAS 160"). FAS 160 will significantly change financial accounting and reporting for noncontrolling (or minority) interests in consolidated financial statements. FAS 160 is effective for the first annual reporting period beginning on or after December 15, 2008. Earlier application is prohibited. The Company is currently assessing the impact of FAS 160 on its consolidated financial statements.

3. Transactions with Related Parties

Related party balances at December 31, 2007 are included in the Consolidated Statement of Financial Condition under the following captions (in thousands):

Assets	
Due from related parties	$ 3,140
Liabilities	
Account payable, accrued expenses and other liabilities	$ 120

3. Transactions with Related Parties (continued)

During 2007 the Company distributed cash dividends of $25.6 million to CGI. This cash dividend amount included $14.6 million which was used by CGI to fund its stock repurchase program.

4. Exchange Memberships

Exchange memberships provide the Company with the right to do business on the exchanges of which it is a member. No impairment in value of the Company's exchange memberships occurred in 2007. The fair value of the exchange memberships was approximately $1.0 million on December 31, 2007.

5. Goodwill

The Company has $50.0 million of goodwill recorded on the Consolidated Statement of Financial Condition that stems from SG's acquisition of the Company in 1998. Goodwill is reviewed for possible impairment at least annually, consistent with valuation methodologies prescribed under SFAS 142.

Goodwill is considered impaired if the carrying amount of goodwill exceeds the implied fair value of goodwill. Fair value is based on considerations of projected cash flows, revenue multiples of comparable exchange listed corporations, and the stock trading price of CGI. Based on the results of this impairment assessment, there was no impairment during the year ended December 31, 2007.

6. Furniture, Fixtures, Equipment, and Leasehold Improvements

Furniture, fixtures, equipment, and leasehold improvements consist of the following at December 31, 2007 (in thousands):

Leasehold improvements	$ 8,797
Equipment	1,504
Furniture and fixtures	2,325
Computer software	5,402
Total cost	18,028
Less accumulated depreciation and amortization	(8,384)
Total cost, net of accumulated depreciation and amortization	$ 9,644

7. 401(k) Savings Plan, Deferred Compensation, and Stock Compensation

401(k) Savings Plan

The Company sponsors a 401(k) defined contribution retirement savings plan. Employees are entitled to participate based upon certain eligibility requirements and contribution limitations. The Company provides matching contributions for certain employees that are equal to a specified percentage of the eligible participant's contribution.

Deferred Compensation

Prior to the IPO, the Company's Fidelity Bonus Plan required selected employees to defer a portion of their performance related compensation. Participants were allowed to invest in alternative investment vehicles which vested over three years. After the IPO, all of the Company's employees under the plan became fully vested and certain employees were paid out in full. Participants who deferred the distribution of their vested amounts will be paid out in accordance with the plan's original distribution schedule. At December 31, 2007, the remaining liability totals approximately $2.7 million and is included in employee compensation and benefits payable on the Consolidated Statement of Financial Condition.

Stock Compensation

The Company's employees participate in CGI's various stock incentive plans. Upon becoming a public company, CGI established the 2006 Equity and Incentive Plan (the "2006 Plan"). The 2006 Plan permits the grant of options, restricted shares, restricted stock units and other equity based awards to its employees, consultants and directors for up to 4,725,000 shares of common stock. On June 7, 2007, CGI's shareholders approved the 2007 Equity and Incentive Plan (the "2007 Plan"), which permits the grant of options, restricted shares, restricted stock units and other equity and cash based awards to its employees, consultants and directors for up to an additional 1,500,000 shares of common stock. Stock options granted generally vest over two to five year periods and expire seven years from the date of grant. Restricted shares issued generally vest over two to five year periods.

CGI measures compensation cost for these awards according to the fair value method prescribed by SFAS 123R. In accordance with the expense recognition provisions of SFAS 123R, unearned compensation associated with share-based awards with graded vesting periods is amortized on an accelerated basis over the vesting period of the option or award.

7. 401(k) Savings Plan, Deferred Compensation, and Stock Compensation

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model that uses the following assumptions:

Expected term—Expected term represents the period of time that options granted are expected to be outstanding. The Company elected to use the "simplified" calculation method according to the provisions of SEC Staff Accounting Bulletin No. 107 ("SAB 107"): industry, market capitalization, stage of life cycle and capital structure, as applicable to companies that lack extensive historical data. The mid-point between the vesting date and the contractual expiration date is used as the expected term under this method.

Expected volatility—Based on the lack of historical data for CGI's shares, CGI based its expected volatility on a representative peer group that took into account the criteria outlined in SAB 107.

Risk free rate—The risk-free rate for periods within the expected term of the option is based on the interest rate of a traded zero-coupon U.S. Treasury bond with a term equal to the options' expected term on the date of grant.

Dividend yield—CGI has not paid and does not expect to pay dividends in the future. Accordingly, the assumed dividend yield is zero.

GGI did not issue any stock options to the Company's employees during the year.. The following table summarizes the assumptions used in the valuation of the stock options granted on July 12, 2006 in conjunction with the initial public offering:

Expected volatility	31.80%
Expected dividends	–
Expected term (in years)	5.25
Risk-free rate	4.97%
Weighted average fair value at grant date	$ 6.11

7. 401(k) Savings Plan, Deferred Compensation, and Stock Compensation

The following table summarizes the Company's stock option activity for the twelve months ended December 31, 2007:

	Shares Subject to Option	Average Exercise Price/Share (1)	Average Remaining Term	Aggregate Intrinsic Value (2)
Balance outstanding at beginning of period	1,091,502	$ 16.00	–	$ –
Options granted	–	–	–	–
Options exercised	–	–	–	–
Options forfeited	(185,567)	16.00	–	–
Options expired	–	–	–	–
Balance outstanding at end of period	905,935	$ 16.00	5.53	$ –
Options exercisable end of period	–	$ –	–	$ –

(1) No options were exercised through December 31, 2007.

(2) Based on CGI's closing stock price of $9.51 on December 31, 2007.

None of the Company's stock options vested during the period ended December 31, 2007.

The following table summarizes the Company's nonvested restricted shares activity for the twelve months ended December 31, 2007:

	Nonvested Shares	Weighted-Average Grant-Date Fair Value
Balance at beginning of period	2,066,711	$ 16.00
Granted	1,305,064	19.92
Vested	–	–
Forfeited	(426,595)	18.57
Balance at end of period	2,945,180	$ 17.37

7. 401(k) Savings Plan, Deferred Compensation, and Stock Compensation

The fair value of restricted stock is determined based on the number of shares granted and the quoted price of CGI's common stock on the date of grant.

None of the Company's nonvested restricted shares vested during the period ended December 31, 2007.

There have been no modifications to any awards granted under the Plan during the period ended December 31, 2007.

8. Separation from SG and Other Related Matters

The Company has an Indemnification Agreement with SG under which; (1) SG will indemnify, and will defend and hold harmless the Company and each of the Company's subsidiary from and against certain liabilities assumed or retained by SG, and (2) SG will indemnify the Company for known, pending and threatened litigation (including the costs of such litigation) and certain known regulatory matters, in each case, that existed prior to the date of the IPO to the extent the cost of such litigation results in payments in excess of the amount placed in escrow to fund such matters.

The Company entered into an Escrow Agreement with SG and SGASH and a third-party escrow agent. On July 12, 2006, the Company deposited with the escrow agent $72.3 million for the payment of liabilities arising out of the matters for which SG has agreed to indemnify the Company. Subsequent to making this deposit, certain matters covered by the escrow arrangement have been settled and excess reserves related to these settled matters were returned to SGASH. The escrow agent will, when and as directed by SGASH, distribute funds from the escrow account to satisfy specified contingent liabilities for which SG has assumed responsibility should such liabilities become due. Any amounts remaining in the escrow account after final conclusion of the related litigation will be paid to SGASH. SGASH is also entitled to any interest earned on such deposits held in escrow. The balance in the escrow account was $23.5 million as of December 31, 2007.

During the quarter ended September 30, 2007, the Company concluded that a receivable recorded on its Consolidated Statement of Financial Condition in the amount of $1.9 million owed to it from SG is in dispute. The receivable had been previously established on the Consolidated Statement of Financial Condition of the Company prior to the time of the IPO as a "Receivable from brokers, dealers and clearing brokers" and reported as such, and has since been reclassified to "Other assets". The Company has

8. Separation from SG and Other Related Matters (continued)

been informed that SG currently disputes its obligation to pay the receivable. The Company believes, based on current facts and circumstances and in consultation with counsel, that it holds a valid legal claim to the receivable. Based upon the validity of its legal claim, the Company believes the receivable is realizable. Therefore, no reserves have been established. The Company and SG are continuing to review the matter in an effort to reach a mutually acceptable resolution.

9. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, at fair value consist of the following (in thousands):

	Owned	Sold, Not Yet Purchased
Equity securities	$ 16,715	$ 23,705
Mutual funds	2,660	–
Options	3,247	1,363
Warrants	2,420	–
Corporate debt securities	571	571
Total Inventory	$ 25,613	$ 25,639

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. The Company's liability for securities to be delivered is measured at their fair value as of the date of the consolidated financial statement. However, these transactions result in off-balance sheet risk, as the Company's ultimate cost to satisfy the delivery of securities sold, not yet purchased may exceed the amount reflected in the Consolidated Statement of Financial Condition.

Substantially all securities owned are pledged to the clearing broker under terms which permit the clearing broker to sell or re-pledge the securities to others subject to certain limitations.

10. Receivable from and Payable to Brokers, Dealers and Clearing Brokers

Receivable from and payable to brokers, dealers and clearing brokers primarily include proceeds from securities sold short including commissions and fees related to securities transactions, net receivables and payables for unsettled transactions, and deposits with the clearing brokers. Proceeds related to securities sold, not yet purchased, may be restricted until the securities are purchased.

Amounts receivable from and payable to brokers, dealers and clearing brokers at December 31, 2007 consist of the following (in thousands):

	Receivable	Payable
Clearing brokers	$ 42,941	$ 34
Fees and commissions	5,841	296
Total	$ 48,782	$ 330

11. Regulatory Requirements

As a registered broker dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, the Company's required net capital, as defined, is $1.0 million. The Company is not permitted to withdraw equity if certain minimum net capital requirements are not met. As of December 31, 2007, the Company had net capital of approximately $79.3 million, which was approximately $78.3 million in excess of its minimum net capital requirement.

Pursuant to an exemption under Rule 15c3-3(k)(2)(ii), the Company is not required to calculate a reserve requirement and segregate funds for the benefit of customers since it clears its securities transactions on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker dealer which carries the accounts, and maintains and preserves such books and records pertaining to them pursuant to Rules 17a-3 and 17a-4.

Proprietary balances held at the clearing broker, or proprietary accounts of introducing brokers ("PAIB assets"), are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the clearing broker, which require, among other things, that the clearing broker perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

12. Income Taxes

The taxable results of the Company's operations are included in the results of the consolidated tax returns of CGI. The income tax benefit is presented as if the Company operated on a stand-alone basis, consistent with the liability method prescribed by SFAS No. 109, *Accounting for Income Taxes*.

As of December 31, 2007, the Company has income taxes receivable of approximately $8.3 million which is included in taxes receivable on the Consolidated Statement of Financial Condition.

For the year ended December 31, 2006, there was no valuation allowance recorded. The net change in valuation allowance for the year ended December 31, 2007 is approximately $.9 million. The valuation allowance is attributable to the impairment of the stock compensation deferred tax asset that vested in January 2008. The book expense and associated deferred tax asset are based on a grant price of $20.67, however, the tax deduction for such stock compensation is based on a stock price of $9.25. A valuation allowance is required to account for such decrease in stock price and tax deduction.

The components of the Company's net deferred tax asset as of December 31, 2007 are as follows (in thousands):

Deferred Tax Assets

Compensation and employee benefits	$ 9,344
Depreciation	81
Rent	189
Litigation reserve	427
Net operating loss	679
Total deferred tax assets	10,720
Valuation allowance	(928)
Deferred tax assets, net of valuation allowance	$ 9,792

12. Income Taxes (continued)

Deferred Tax Liabilities

Compensation and benefits	$ (25)
Goodwill	(1,983)
Demutualization	(49)
Total deferred tax liabilities	$ (2,057)
Deferred tax assets, net of deferred tax liabilities	$ 7,735

The federal deferred tax asset and federal deferred tax liability are included in deferred tax assets on the Consolidated Statement of Financial Condition. The state and local deferred tax asset is reported in deferred tax assets while the state and local deferred tax liability is reported in accounts payable, accrued expenses and other liabilities on the Consolidated Statement of Financial Condition.

13. Commitments, Contingencies and Guarantees

Litigation

Cowen is subject to numerous litigation and regulatory matters, including securities class action lawsuits.

Although there can be no assurances as to the ultimate outcome, Cowen has established reserves for litigation and regulatory matters that it believes are adequate as of December 31, 2007. Cowen believes that the eventual outcome of the actions against it, including the matters described below, will not in the aggregate, have a material adverse effect on its financial position or cash flows, but may be material to its operating results for any particular period, depending on the level of Cowen's operating results for such period.

Following are summaries of Cowen's most significant pending legal and regulatory matters at December 31, 2007.

In January 2002, Cowen learned that Frank Gruttadauria (''Gruttadauria''), a former employee of SG Cowen Securities Corporation's ("SGCSC") retail brokerage business that was sold in October 2000, had defrauded numerous customers and misappropriated their assets at various firms that had employed him, including Cowen. Following the discovery of Gruttadauria's fraud, numerous former customers commenced or threatened to commence

13. Commitments, Contingencies and Guarantees (continued)

lawsuits and arbitrations against Cowen arising out of Gruttadauria's actions. In addition, government and regulatory authorities initiated investigations of the matter. Cowen cooperated fully with all of the governmental and regulatory investigations and all known regulatory matters arising out of Gruttadauria's conduct were resolved in 2003. To date, Cowen has either settled or arbitrated all known customer claims or actions, except one. To the extent that Cowen incurs additional legal fees or pays any fine or monetary sanction, Cowen will be indemnified by SG.

Cowen is one of several defendants named in lawsuits arising out of the accounting fraud that caused the collapse of Lernout & Hauspie Speech Products, N.V. ("L&H"), a former investment banking client of Cowen:

- In one lawsuit, which was pending in federal court in Boston, the Trustee of the Dictaphone Litigation Trust had alleged that Cowen had made material misrepresentations to Dictaphone while Cowen was a financial advisor to L&H on its acquisition of Dictaphone, and published materially misleading research on L&H, in violation of various federal and state laws. The district court granted Cowen's motion to dismiss the amended complaint. The plaintiff filed an appeal of that decision, and the oral argument before the United States Court of Appeal for the First Circuit took place on September 13, 2006. On November 8, 2006, the First Circuit Court of Appeal issued its opinion affirming the dismissal of all claims against Cowen. On February 23, 2007, the plaintiff filed a petition for writ of certiorari to the Supreme Court of the United States, and on April 30, 2007, the Supreme Court denied that petition. To the extent that Cowen incurs additional legal fees or pays any fine or monetary sanction, Cowen will be indemnified by SG.

- In another lawsuit relating to L&H, which is pending in federal court in New Jersey, short-sellers of L&H stock allege that Cowen participated in a scheme to artificially inflate L&H's stock price through Cowen's role as underwriter and adviser for L&H on several acquisitions and Cowen's published research on L&H in which Cowen recommended the stock as a "buy," and that this conduct was in violation of federal securities laws and state common law. On April 3, 2001, Cowen filed a motion to dismiss which was denied by the Court and Cowen subsequently filed an answer denying liability. On November 10, 2006, Cowen filed a motion for summary judgment seeking dismissal of all claims. That same day the plaintiffs filed a motion for spoliation sanctions against Cowen in which they sought, alternatively, the

13. Commitments, Contingencies and Guarantees (continued)

striking of Cowen's answer or an adverse jury instruction. On July 12, 2007, the Court denied plaintiffs' motion for spoliation sanctions. On September 24, 2007, the Court denied Cowen's summary judgment motion but granted an interlocutory appeal on certain issues. The parties filed petitions with the United States Court of Appeals for the Third Circuit seeking permission to appeal different aspects of the Court's prior rulings, both of which have now been denied. Discovery in the case is continuing and no definitive trial date has been set. To the extent that Cowen incurs additional legal fees or pays any fine or monetary sanction, Cowen will be indemnified by SG.

Cowen is one of many financial institutions named as defendants in a number of putative securities class actions entitled In re: Initial Public Offering Securities Litigation, filed in the United States District Court for the Southern District of New York ("SDNY") relating to numerous initial and other public offerings of common stock from approximately 1998 through 2000. The various complaints allege that the underwriters of certain IPOs, including Cowen, made material misrepresentations and omissions to purchasers of the stock sold in the IPOs, thereby inflating the value of the stock. Specifically, the plaintiffs allege that the defendants failed to disclose, among other things, the purported existence of improper tie-in and compensation arrangements they had with certain purchasers of the stock and alleged conflicts of interest relating to research published by the underwriters, all in violation of federal securities laws. The SDNY granted plaintiffs' motion to certify six "focus" cases as class actions. Cowen is a named defendant in one of these "focus" cases. Cowen appealed the class certification decision to the Second Circuit Court of Appeals (the "Second Circuit") and on December 4, 2006, the Second Circuit reversed the SDNY's decision and remanded the matter for reconsideration in light of the Second Circuit's opinion. Plaintiffs then petitioned for rehearing and rehearing en banc by the Second Circuit. On December 14, 2006, the SDNY stayed discovery in the consolidated action pending the Second Circuit's decision. On April 6, 2007, the Second Circuit denied plaintiffs' petition for rehearing en banc. Plaintiffs have amended their complaints and revised their class definitions in an attempt to comply with the Second Circuit's December 4, 2006 decision. Defendants in the six focus cases, including Cowen, have moved to dismiss the amended complaints in each case. Briefing on that motion was completed on January 28, 2008. Defendants in the six focus cases, including Cowen, also have opposed plaintiffs' motion for class certification in each of the six focus cases. Briefing on that motion will be completed on April 22, 2008. To date, no new classes have been certified. To the extent that Cowen incurs additional legal fees or pays any fine or monetary sanction, Cowen will be indemnified by SG.

13. Commitments, Contingencies and Guarantees (continued)

Cowen and numerous other underwriters are defendants in two separate, but related, antitrust actions alleging that the underwriter defendants conspired to fix initial public offering underwriting fees at 7%. On February 11, 1999, the SDNY consolidated three actions brought by purchasers of securities in initial public offerings under the caption In re Public Offering Fee Antitrust Litigation, 98 Civ. 7890 (LMM). In that action, plaintiffs' damages claims were dismissed by the district court, but their claims for injunctive relief remain pending. In a related case, on April 10, 2001, the SDNY consolidated several actions filed by certain issuers of initial public offerings under the caption In re Issuer Plaintiff Initial Public Offering Antitrust Litigation, No. 00 Civ. 7804 (LMM). In this action, the damages are unspecified and the SDNY had denied the defendants' motion to dismiss. On April 18, 2006, the SDNY denied the issuer plaintiffs' motion for class certification and ordered further briefing on the investor plaintiffs' motion for class certification. The plaintiffs have also filed a joint motion for summary judgment on liability and the issuers have filed a motion for leave to amend their Consolidated Class Action Complaint. All district court proceedings in both actions were stayed pending resolution of the issuers' motion for class certification, which was on appeal. On September 11, 2007, the Second Circuit reversed the district court's decision and remanded for further proceedings to determine whether or not certification of an issuer class is appropriate, including whether factual questions relevant to antitrust injury are common to the class or are individual to each class member, whether common questions predominate, and whether certification of part of the case may be appropriate as to particular issues. All other district court proceedings remain stayed pending further briefing and the district court's determination of the class certification issues. To the extent that Cowen incurs additional legal fees or pays any fine or monetary sanction, Cowen will be indemnified by SG.

Cowen is a named defendant in several litigations relating to Adelphia Communications, a cable company that filed for bankruptcy in June 2002. The complaints generally allege that the Rigas family who controlled Adelphia took advantage of Adelphia's assets, including through the use of certain loans, or "co-borrowing facilities", that allowed the family to take more than $3 billion for their private use. Cowen has been named as a defendant in four actions arising out of certain offerings of Adelphia securities in which Cowen participated as a member of the underwriting syndicate. All four actions are pending before the SDNY. The complaints in each of these actions raise a variety of claims arising out of the sale of Adelphia securities, including claims under the federal securities laws.

13. Commitments, Contingencies and Guarantees (continued)

These actions are generally referred to as the "Adelphia Securities Class Action", "W.R. Huff Asset Management", "Appaloosa", and "Stocke." The SDNY granted Cowen's motion to dismiss all federal securities claims brought against Cowen in the Adelphia Class Action. Thereafter, the financial institution defendants reached a settlement with the plaintiffs. On June 15, 2006, the SDNY preliminarily approved the settlement. A fairness hearing before Judge McKenna was held on November 10, 2006, and he entered an order approving the settlement on November 20, 2006. Cowen's share of the settlement is approximately $1.7 million plus interest at 4.37% beginning December 1, 2006 (all of which is covered by the indemnification agreement between SG and Cowen). In November 2006, this amount was placed in an attorneys' escrow account bearing the required rate of interest. On December 8, 2006, a group of class members appealed the order approving the settlement agreement with the class plaintiffs to the Second Circuit. Oral argument was held on the appeal on November 30, 2007. If Judge McKenna's approval of the settlement is upheld on appeal or otherwise becomes final, claims made by all class members who did not opt out (including plaintiffs in Stocke) will be dismissed and released. The SDNY also has granted in part, and denied in part, certain motions to dismiss filed by various defendants, including Cowen, in Huff, Appaloosa and Stocke, but has not ruled on other potential bases for dismissal set forth in Cowen's motions in Huff and Stocke. In addition, in August 2005, the SDNY denied Cowen's motion to dismiss based on Huff's lack of standing, and subsequently granted leave to file an interlocutory appeal to the Second Circuit of that ruling. The Second Circuit granted Cowen's petition to appeal under 28 U.S.C. § 1292. Oral argument was held on the appeal on November 7, 2007, and that appeal is pending. In addition to the cases in which Cowen has been named as a defendant, Cowen may also face potential liability pursuant to the applicable master agreements among underwriters for any judgments or settlements in other cases involving the Adelphia securities offerings in which Cowen participated. To the extent that Cowen incurs additional legal fees or pays any fine or monetary sanction, Cowen will be indemnified by SG.

Cowen is also one of many defendants in two related adversary proceedings pending before the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). These adversary proceedings were filed originally by the Official Committee of Unsecured Creditors (the "Creditors' Committee") and the Official Committee of Equity Security Holders (the "Committees"). Both of these cases raised a variety of common law and federal claims, which are generally similar to the claims asserted in the Adelphia Securities Class Action and other cases described above. With respect to Cowen and other investment banks, the complaints taken together originally set forth claims for violation of the Bank Holding Company Act, equitable disallowance or equitable subordination, breach

13. Commitments, Contingencies and Guarantees (continued)

of fiduciary duty, aiding and abetting breach of fiduciary duty, aiding and abetting fraud, gross negligence and breach of contract, among others. Cowen filed motions to dismiss the claims asserted by the Committees, which were ultimately denied in part, and granted in part, by the Bankruptcy Court in two decisions issued on June 11, 2007 and August 17, 2007, respectively. Cowen appealed those portions of the Bankruptcy Court's June 11, 2007 decision that denied Cowen's motion to dismiss the claims asserted against it by the Creditors' Committee. On January 17, 2008, the SDNY denied Cowen's appeal and affirmed, in part, the June 11, 2007 decision, but dismissed the Bank Holding Company Act claim against Cowen and the other investment banks.

As part of the bankruptcy plan confirmation process, claims by both Committees were assigned to a litigation trust, which in October 2007, filed an amended complaint against Cowen, among others, in which it repleaded the following claims: aiding and abetting fraud; fraudulent concealment; fraud; equitable disallowance; equitable subordination; and violation of the Bank Holding Company Act (which was dismissed on appeal to the SDNY). On January 4, 2008, Cowen filed an Answer to the Amended Complaint and a joinder to a Motion filed by certain Investment Banks seeking a dismissal of several counts in the Amended Complaint. To the extent that Cowen incurs additional legal fees or pays any fine or monetary sanction, Cowen will be indemnified by SG.

Cowen has been named as a defendant in a purported class action filed in the United States District Court for the Northern District of Alabama for the involvement of the predecessor of Cowen as one of the managing underwriters for certain HealthSouth Corporation private placements. The complaint alleges that the offering materials for each private placement were deficient, in violation of federal securities laws, by failing to disclose HealthSouth's subsequently revealed accounting irregularities. The predecessor company to Cowen participated as an ''initial purchaser'' in only one of the private placements at issue. On June 8, 2006, the district court, among other things, dismissed the claims arising out of the March 1998 private placement (the only claims against Cowen). Following the plaintiffs' subsequent submission of amendments to the complaint, on August 21, 2006, the district court so-ordered a stipulation and order dismissing all amended counts against Cowen. The dismissal is not yet a "final" judgment from which an appeal may be taken by plaintiffs. To the extent that Cowen incurs additional legal fees or pays any fine or monetary sanction, Cowen will be indemnified by SG.

13. Commitments, Contingencies and Guarantees (continued)

Cowen was one of several named defendants in a putative securities class action filed by plaintiffs in the United States District Court for the District of New Jersey seeking to recover for losses allegedly caused by misrepresentations and omissions in connection with the December 2004 initial public offering of Arbinet-thexchange, an electronic marketplace for trading, routing and settling telecommunications capacity. The lawsuit, *In re: Arbinet-thexchange, Inc.*, alleged that these misrepresentations and omissions inflated the price of Arbinet's securities and that following disclosure in May and June 2005 of the true state of Arbinet's market and its business, Arbinet's securities lost certain of their value. The defendants, including Cowen, filed a motion to dismiss the complaint and, on December 22, 2006, the court granted defendants' motion, dismissing the complaint in its entirety, but granting leave to re-plead. By stipulation and order dated January 22, 2007, plaintiffs agreed that the case should be dismissed with prejudice, each side to bear its own costs. Accordingly, the case now has been fully resolved in favor of Cowen.

Cowen is one of three underwriter defendants in a lawsuit filed in the District Court of Travis County, Texas, on May 24, 2006 by Crossroads Systems, Inc. ("Crossroads"), a company that designs, develops, and manufactures computer storage devices. The lawsuit alleges that Cowen, who was the lead underwriter of Crossroads' 1999 IPO, and the other defendants, who were the co-managing underwriters, purposely underpriced the IPO for their own improper purposes. Specifically, Crossroads alleges that the underwriter defendants allocated stock to favored clients who shared their profits with the underwriters either directly or indirectly through excessive trading commissions in connection with the IPO stock and/or unrelated securities trading. Crossroads sets forth causes of action for breach of fiduciary duty, fraud, statutory fraud, negligent misrepresentation and unjust enrichment. The damages are unspecified. In July 2006, Cowen filed an answer denying the allegations of the complaint. On October 4, 2007, Cowen filed and argued a motion for summary judgment, which was denied after the close of argument. On October 17, 2007, two former Crossroads executives who personally sold shares to the underwriting syndicate in connection with the IPO, petitioned to intervene, making allegations substantially similar to those of Crossroads and asserting claims for breach of fiduciary duty, fraud, statutory fraud and unjust enrichment. Their damages also are unspecified. Discovery in the case continues and a trial date has been set for June 2008. To the extent that Cowen incurs additional legal fees or pays any fine or monetary sanction, Cowen will be indemnified by SG.

13. Commitments, Contingencies and Guarantees (continued)

On June 28, 2006, a group of approximately 60 medical doctors and other investors filed a lawsuit against Cowen in San Francisco Superior Court. Plaintiffs allege that Cowen negligently rendered a fairness opinion in 1998 in connection with the acquisition of Orange Coast Managed Care Services and St. Joseph Medical Corporation by FPA Medical Management, Inc. According to the complaint, plaintiffs received restricted FPA stock as consideration in the sale and, shortly after the acquisition, FPA went bankrupt, rendering the stock worthless. On August 14, 2006, Cowen removed the case to the United States District Court for the Northern District of California. On August 17, 2006 Cowen filed a motion to dismiss the complaint. Plaintiffs sought a remand to state court. On March 18, 2007, the court granted Cowen's motion to dismiss, with leave to replead, and denied Plaintiffs' move to remand. By stipulation and order dated April 20, 2007, the court directed entry of a final judgment dismissing the complaint with prejudice. On May 17, 2007, Plaintiffs filed with the United States Court of Appeals for the Ninth Circuit, a Notice of Appeal of the District Court's dismissal. The appeal has been fully briefed by Cowen and the Plaintiffs. The Ninth Circuit has not yet scheduled oral argument. To the extent that Cowen incurs additional legal fees or pays any fine or monetary sanction, Cowen will be indemnified by SG.

On June 6, 2005, SGC Partners I LLC, SGC Partners II LLC, SG Merchant Banking Fund, SG Capital Partners LLC and former employees of SGCSC were served with a First Amended Complaint in a case entitled Janice E. Stanton v. SGC Partners I, LLC, Case No. 02-40208, Adv. No. 05-40145 ("Stanton I"). The action was brought in connection with the bankruptcy proceeding filed by House of Lloyd ("HOL") pending in that court. The Trustee seeks damages based on claims of breach of fiduciary duty, corporate waste, fraudulent transfers, insider preferences and illegal distributions. On December 29, 2006, the Trustee filed a separate complaint against us, Cowen Capital Partners, LLC, and SG Americas Securities, LLC ("SGAS") in a case entitled Janice E. Stanton v. Cowen and Company, LLC et al., Case No. 02-40208, Adv. No. 06-04283 ("Stanton II") based on virtually identical facts alleged in Stanton I arising out of the HOL bankruptcy. The complaint further alleges that Cowen owned and controlled the Defendants in Stanton I and/or that Cowen is the successor of the defendants in Stanton I. The two cases have been consolidated. Both Cowen and the Trustee have filed separate motions for summary judgment and a trial date has been scheduled for April 22, 2008. To the extent that Cowen incurs additional legal fees or pays any fine or monetary sanction, Cowen will be indemnified by SG.

13. Commitments, Contingencies and Guarantees (continued)

Cowen is named as an underwriter defendant in several putative securities class actions brought in the SDNY. In all of the cases brought to date, plaintiffs seek to recover for losses allegedly caused by misrepresentations and omissions in connection with the August 4, 2005 IPO of WorldSpace, Inc., a satellite-radio provider. The complaints allege that the WorldSpace prospectus referenced a subscriber count that improperly included subscribers who had stopped paying for the service and failed to disclose that WorldSpace lacked the internal systems necessary to accurately determine the number of subscribers to its service. On June 21, 2007, the SDNY issued an order consolidating the actions and appointing a lead plaintiff. The consolidated amended complaint was filed on August 9, 2007. On October 9, 2007, Cowen filed a motion to dismiss the consolidated amended complaint and that motion is now fully briefed.

Cowen is named as one of several underwriter defendants in two cases filed in the SDNY. Plaintiffs in both cases seek to recover for losses allegedly caused by misrepresentations and omissions in the May 17, 2007 IPO of China Sunergy Co. Ltd. Principally, the complaints allege that the prospectus failed to disclose that China Sunergy was having difficulty obtaining sufficient raw materials to achieve its revenue objectives, and also failed to disclose that China Sunergy would likely face a loss in the second quarter of 2007. The court has yet to appoint a lead plaintiff. After a lead plaintiff is appointed, an amended complaint will be filed.

Cowen is one of five underwriter defendants named in putative securities class actions filed in the United States District Court for the Northern District of California ("Federal Securities Actions") and the Superior Court for the State of California, County of San Francisco ("State Securities Action") relating to the March 15, 2007 initial public offering of BigBand Networks, Inc ("BigBand"). The complaints in each of these actions allege claims under the federal securities laws and generally allege, among other things, that BigBand's Registration Statement and Prospectus contained material misrepresentations or omissions with respect to BigBand's growth plan, projections and internal controls. Defendants removed the State Securities Action to the United States District Court for the Northern District of California, pursuant to a notice of removal filed on January 2, 2008. Plaintiffs have moved to remand that action back to state court. The Federal Securities Actions have been consolidated and a lead plaintiff has been appointed.

13. Commitments, Contingencies and Guarantees (continued)

The SEC has conducted an investigation arising out of the proprietary trading activities of Guillaume Pollet, a former Managing Director and proprietary trader in the former equity derivatives division of SG Cowen & Co., LLC (which division is now part of SGAS), who was terminated by Cowen in 2001 for violating firm policy and misleading the firm's management about certain of his trading activity. The trading activity at issue involved private placements in public equity, or so-called ''PIPE's.'' Cowen received a Wells Notice in July 2004, and submitted a response in August 2004. Cowen is cooperating fully with this investigation. In July 2007, SGAS informed Cowen that it will agree to be the named corporate respondent under the terms of a proposed settlement that SGAS is currently discussing with the staff of the SEC. To the extent that Cowen pays any fine or monetary sanction, Cowen will be indemnified by SG.

Based on information voluntarily disclosed to regulators by Cowen, the SEC and NYSE conducted informal inquiries that appeared to focus principally on certain conduct of a research salesperson who was terminated by Cowen in late 2004. The employee was discharged after Cowen discovered that the employee had sought and obtained access to sensitive information about a company, shared such information with certain of his clients and others, and made investment recommendations to clients in part on the basis of that information. Cowen has fully cooperated with this investigation.

Cowen has provided various data and information to the NASD (now known as FINRA) in response to its request for information as part of an industry-wide "sweep" relating to Cowen's gifts, gratuities and entertainment policies, practices, and procedures. In addition, Cowen has also received a subpoena for documents and information from the SEC, and additional requests for information from FINRA, seeking information concerning, among other things, gifts, gratuities and entertainment and the use of one of the firm's error accounts primarily involving an unaffiliated mutual fund company. In the fourth quarter of 2007, FINRA requested additional documentation, including emails, from Cowen, took sworn testimony from certain current and former employees of Cowen, and engaged Cowen in discussions regarding the scope and conduct of the investigation relating to the use of error accounts. Cowen is cooperating fully with these continuing investigations.

Cowen received requests for documents and information from the SEC's Office of Compliance Inspections and Examinations seeking documents and certain financial and other information concerning, among other things, Cowen's various trading desks, institutional sales team and internal accounts, including error accounts, and related compliance procedures. Cowen is cooperating fully with this inquiry.

13. Commitments, Contingencies and Guarantees (continued)

In October 2004, Cowen received a request from the NYSE (now known as FINRA), as part of an industry-wide "sweep," for data and information relating to its compliance with provisions of the federal securities laws, and related rules and regulations, concerning delivery of prospectuses and/or product descriptions in connection with customer purchases of, among other things, new issue securities, mutual funds and exchange-traded funds. Cowen has provided periodic reports to FINRA concerning its progress in responding to their request and will continue to cooperate fully with this continuing inquiry. Cowen will be indemnified in part by SG against any liabilities, including legal fees that arise out of any future litigation or the pending regulatory investigation relating to this matter.

In December 2007, Cowen, along with 18 other firms, reached a settlement with FINRA with respect to overstatement of advertised trade volume in certain securities. Cowen, which did not admit or deny the charges, agreed to pay a fine and revise its written supervisory procedures.

Leases

The Company's headquarters is located in New York and other offices are located in Boston, San Francisco, Cleveland, Chicago, Denver and Dallas. Certain office space is leased under operating leases that extend up to 2015. In addition, certain lease agreements are subject to escalation clauses. Under the terms of the Boston office lease, which expires on November 30, 2014, there is a five year extension option which would allow the Company to extend the lease through November 30, 2019. As of December 31, 2007, the Company's annual lease commitments related to these agreements are as follows (in thousands):

2008	$ 8,492
2009	8,755
2010	8,876
2011	8,860
2012	8,826
Thereafter	11,477
Total	$ 55,286

13. Commitments, Contingencies and Guarantees (continued)

Guarantees and Indemnifications

The Company has outsourced certain information technology services to Hewlett-Packard Company, Savvis Communications Corporation and Royalblue Financial Corporation. The agreements are in place until 2010. As of December 31, 2007, the Company's annual minimum guaranteed payments under these agreements are as follows (in thousands):

2008	$ 12,107
2009	10,287
2010	4,561
Total	$ 26,955

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Required for Guarantees, Including Indirect Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for guarantees. In this regard, the Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. Pursuant to the clearing agreement, the Company is required to reimburse the clearing broker without limit for any losses incurred due to the counterparty's failure to satisfy its contractual obligations. However, these transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date.

The Company is a member of various securities exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the exchange, all other members would be required to meet the shortfall. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes that the potential for the Company to be required to make payments under these arrangements is considered remote. Accordingly, no contingent liability is carried in the accompanying Consolidated Statement of Financial Condition for these arrangements.

13. Commitments, Contingencies and Guarantees (continued)

The Company has an irrevocable Letter of Credit for $5.0 million issued by The Bank of New York ("BONY"), expiring on July 12, 2008, supporting obligations under Cowen's Boston office lease. The Company also has two additional irrevocable Letters of Credit issued by BONY, the first of which is for $0.1 million, expiring on July 26, 2008, supporting Cowen's workers' compensation insurance with Safety National Casualty Corporation, and the second of which is for $0.1 million, expiring on November 14, 2008, supporting one of Cowen's lease obligations. To the extent any Letter of Credit is drawn upon, interest will be assessed at the prime commercial lending rate.

14. Off-Balance-Sheet Risks, Concentrations of Credit Risks, and Fair Value of Financial Instruments

The Company engages in various securities underwriting, trading and brokerage activities servicing a diverse group of domestic and foreign corporations and institutional investor clients. A substantial portion of our transactions are executed with and on behalf of institutional investor clients including other brokers or dealers, commercial banks and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the client's ability to satisfy its obligations to us. The Company's principal activities are also subject to the risk of counterparty nonperformance. Pursuant to our clearing agreement, the Company is required to reimburse its clearing broker without limit for any losses incurred due to a counterparty's failure to satisfy its contractual obligations with respect to a transaction executed by the affiliate as a clearing agent. The Company seeks to mitigate the risks associated with sales and trading services through active customer screening and selection procedures and through requirements that clients maintain collateral in appropriate amounts where required or deemed necessary.

Securities sold, not yet purchased are recorded as liabilities on the Consolidated Statement of Financial Condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded as of December 31, 2007.

14. Off-Balance-Sheet Risks, Concentrations of Credit Risks, and Fair Value of Financial Instruments (continued)

The Company uses options for proprietary trading activities and to economically hedge proprietary trading positions. Options are stated at fair value which is based on current market prices. The options are included in securities owned and securities sold, not yet purchased on the Consolidated Statement of Financial Condition with a fair value of $3.2 million and $1.4 million, respectively, as of December 31, 2007. The Company also holds warrant positions. Warrants are initially received in connection with certain private placement transactions. The warrants are included in securities owned on the Consolidated Statement of Financial Condition, with a fair value of $2.4 million.

Substantially all of the Company's financial assets and liabilities, including financial instruments with off-balance-sheet risk, are reported at fair value. For certain instruments with a short-term duration, carrying cost is deemed to approximate fair value. Fair values are based on quoted market prices, quoted prices for similar financial instruments or various pricing models.

END